# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innoviz Technologies Ltd., CIK 0001835654
CUSIP: M5R635108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh Haain, Israel (L3), 4809202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950170-24-125062
Filed by CIK 0000831001

## Reporting persons
- Citigroup Global Markets Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 6,090,037; sole dispositive power 0; shared dispositive power 6,090,037; aggregate amount beneficially owned 6,090,037 (3.7% of the class)
- Citigroup Financial Products Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,118,149; sole dispositive power 0; shared dispositive power 6,118,149; aggregate amount beneficially owned 6,118,149 (3.7% of the class)
- Citigroup Global Markets Holdings Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 6,118,149; sole dispositive power 0; shared dispositive power 6,118,149; aggregate amount beneficially owned 6,118,149 (3.7% of the class)
- Citigroup Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,118,149; sole dispositive power 0; shared dispositive power 6,118,149; aggregate amount beneficially owned 6,118,149 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Innoviz Technologies Ltd.
Address of issuer's principal executive offices: 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh Haain, Israel 4809202

## Item 2. Person Filing
Name of person filing: Citigroup Global Markets Inc. ("CGM"), Citigroup Financial Markets Inc. ("CFP"), Citigroup Global Markets Holdings Inc. ("CGM Holdings"), Citigroup Inc. ("Citigroup").
Address of principal business office or, if none, residence:
388 Greenwich Street
New York, NY 10013
Citizenship: CGM and CGM Holdings are New York corporations. CFP and Citigroup are Delaware corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,118,149
Percent of class: 3.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,118,149
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,118,149

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: CFP is the sole stockholder of CGM. CGM Holdings is the sole stockholder of CFP. Citigroup is the sole stockholder of CGM Holdings.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Citigroup Global Markets Inc.: Ronny Ostrow, Assistant Secretary (02/12/2025)
- Citigroup Financial Products Inc.: Ronny Ostrow, Assistant Secretary (02/12/2025)
- Citigroup Global Markets Holdings Inc.: Ronny Ostrow, Assistant Secretary (02/12/2025)
- Citigroup Inc.: Ronny Ostrow, Assistant Secretary (02/12/2025)